Pan American Silver Corp.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

March 20, 2006

Introduction

Management’s discussion and analysis (“MD&A”) focuses on significant factors that have affected Pan American Silver Corp.’s and its subsidiaries (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  In order to better understand the MD&A, it should be read in conjunction with the audited consolidated financial statements and the related notes contained herein.  Pan American’s reporting currency is the United States dollar and all amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.  The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Pan American’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements.  Differences between Canadian and United States generally accepted accounting principles that would have affected the Company’s reported financial results are set out in Note 18.

This MD&A reflects the effects of the restatement on the consolidated financial statements for the year ended December 31, 2004 related to the Company’s accounting of derivative instruments.  Please see Note 3 of the audited consolidated financial statements for discussion on this matter.

This MD&A is comprised of the following sections: The “Overview of 2005” provides an analysis of Pan American’s financial results and operating performance.  A detailed analysis of each mine’s operating performance in 2005 and our forecasts for 2006 are also provided in this section, together with a reconciliation of our consolidated cash and total costs per ounce of silver to the cost of sales reported in our consolidated statement of operations.  The “Liquidity and Capital Resources” section describes our current financial condition and discusses our expected capital and liquidity requirements for 2006 and beyond.  The “Critical Accounting Policies and Estimates” section identifies those accounting estimates that have the largest impact on the financial presentation.  The “Risks and Uncertainty” section discusses the risks associated with Pan American’s business and our risk management programs to mitigate such risks.  Finally, in the “Outlook” section we discuss the status of Pan American’s development projects and the metal markets, into which we sell our products.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe Pan American's future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under Risks and Uncertainties in this MD&A and other risk factors listed from time-to-time in the Company's Annual Information Form or Form 40-F.  Additional information about Pan American and its business activities is available on SEDAR at www.sedar.com.

Overview of 2005

Financial Results

Net loss after tax for 2005 was $28.6 million, compared to net income after tax for 2004 of $15.2 million.  The net loss for 2005 includes a non-cash impairment charge of $29.7 million, which resulted from the Company’s decision to write down the carrying value of the La Colorada mine.  Pan American’s decision to write-down a portion of the La Colorada mine was based on its impairment evaluations, which consist of comparing each asset’s carrying value with its estimated undiscounted future net cash flows.  Where those cash flows are less than the carrying value, the Company records a write-down of the asset to the estimated fair value.  The persistent operating challenges at La Colorada, primarily poor ground conditions, increasing dewatering requirements and related costs and a decrease in the reserve and resource as a result of a new geological interpretation were the major reasons for estimated future performance being below expectations established in the feasibility study.  Other significant items included in income in 2005 were a loss on commodity and foreign currency contracts of $8.2 million (of which $3.9 million was unrealized), and a gain on the sale of the Company’s interest in Dukat for $2 million.  Included in the net income for 2004 were several unusual items including the gain on the sale of the Company’s interest in Dukat for $20.1 million, the gain on the sale of surplus land at Quiruvilca for $3.6 million, loss on commodity and foreign currency contracts of $6.6 million (including $4.2 million of unrealized losses), the write-off of $2.5 million of obsolete assets and premium on early retirement of debt of $1.4 million.

Revenue in 2005 was $122 million, an increase of 29 per cent relative to 2004 revenue.  The average price for all of the metals that the Company produces increased in 2005 compared to 2004.  The average silver and lead prices increased 10 per cent, the average zinc price increased 31 per cent and the average copper price increased 28 per cent.  In addition to higher realized prices for our products, the Company also significantly increased its production of metals.  The Company achieved a 12 per cent increase in silver production, together with 10 per cent and 15 per cent increases in the production of zinc and copper respectively, partially offset by an 8 per cent decrease in lead production.  The production increases were primarily a result of a full year of ownership of the Morococha mine, which was acquired with effect from July 1, 2004.

Cost of sales in 2005 were $87.6 million, an $18.5 million increase from the operating costs recorded in 2004.  Accounting for approximately $12.9 million of the increase is the fact that the Morococha mine was owned for the full year in 2005 compared to only 6-months of ownership in 2004.  Peruvian workers’ participation and Volcan Minera S.A. de C.V’s (“Volcan”) interest in the Pyrite Stockpile operation, which together totaled $1.9 million in 2005 (as compared to $1.0 million of such costs in 2004), were also significant factors contributing to the increase in cost of sales over last year. In addition, the Company has experienced the effects of industry-wide escalations in major cost items, such as energy, freight, local currencies and labor in 2005.

Depreciation and amortization expense of $13.1 million was $2.2 million higher in 2005 than 2004.  A full year of ownership of Morococha accounted for $2.0 million of this increase.

Mine operating earnings, defined as revenue less operating expenses and depreciation and amortization increased by 47 per cent in 2005 from $14.8 million in 2004 to $21.7 million primarily as a result of the acquisition of the low-cost Morococha mine and the improved prices the Company received for the metals we produced.

General and administrative costs, including stock based compensation increased by $0.7 million from 2004 to $6.9 million, reflecting increased staffing costs, a stronger Canadian dollar against the US dollar and increased travel costs.  Included in general and administrative expenses was stock-based compensation of $2.0 million (2004 - $2.2 million), which until the fourth quarter of 2004 had been reported as a separate item on the Company’s consolidated statement of operations.

Exploration expenses in 2005 were $3.7 million, similar to exploration expenses incurred in 2004.  The exploration expenses recorded in 2005 primarily represented the costs associated with the preparation of a feasibility study at the Company’s Manantial Espejo joint venture project and exploration drilling at Morococha, while 2004’s expense related mostly to work at Manantial Espejo and due diligence expense associated with the Company’s business development activities.

Asset retirement and reclamation expenses for 2005 increased to $2.3 million from $1.3 million incurred in 2004.  These costs are related to the accretion of the liability that the Company has recorded with respect to its mining operations by adopting CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations” as at December 31, 2003.  The Company increased its estimated closing liability at Quiruvilca and La Colorada during the year, and recognized a closure liability at Alamo Dorado triggered by construction activities.  The resultant increase in our asset retirement obligation provision gave rise to a higher accretion charge associated with this liability.

Investment and other income for 2005 totaled $2.6 million and was primarily made up of interest generated by the Company’s short-term investment portfolio.  The Company also recognized a gain on sale of assets of $2.6 million in 2005, consisting of $2 million owing under the terms of sale of our interest in the Dukat mine in 2004, which is payable in December 2006, and $0.6 million for the gain on the sale of obsolete equipment.

Interest expense in 2005 of $0.5 million, which was primarily made up of financing and transactional charges, compared to $0.9 million incurred in 2004.  The decrease from the prior year was as a result of the conversion of 99 per cent of the 5.25 per cent convertible unsecured senior subordinated debentures (the “Debentures”) and other debt prepayments in April and May 2004.

Income tax provision for 2005 amounted to $3.3 million compared to $2.8 million in 2004, which was the first year that the Company was taxable in Peru.  A higher current income tax expense resulted from greater taxable income being generated by our Peruvian operating subsidiaries in 2005 than in 2004, primarily due to a stronger price environment.  The current income tax expense for 2005 was partially reduced by a $0.8 million reversal of the provision for future income taxes.

The table below sets out the quarterly results, expressed in thousands of US dollars, for the past 12 quarters, together with select balance sheet information for the prior three years.

	Quarters Ended (unaudited)				Years Ended
2005	March 31	June 30	Sept. 30	Dec.31	Dec. 31
Revenue	$29,086	$25,358	$30,086	$37,871	$122,401
Mine operating earnings*	$3,488	$4,526	$4,961	$8,683	$21,658
General & Administrative	$(1,563)	$(1,751)	$(2,065)	$(1,557)	$(6,936)
Exploration	$(1,424)	$(885)	$(545)	$(843)	$(3,697)
Write-down of properties	$0	$0	$0	$(29,666)	$(29,666)
Net income/(loss) for the period	$(4,223)	$4,971	$172	$(29,514)	$(28,594)
Net income/(loss) per share	$(0.06)	$0.07	$0.00	$(0.44)	$(0.43)
Other financial information:
Total Assets					$362,280
Total long-term financial liabilities					$77,592
Total Shareholders Equity					$257,322

2004	March 31	June 30	Sept. 30	Dec.31	Dec. 31
Revenue	$15,708	$21,179	$27,916	$30,022	$94,825
Mine operating earnings*	$2,395	$2,640	$6,357	$3,402	$14,794
General & Administrative	$(803)	$(1,202)	$(934)	$(3,302)	$(6,241)
Exploration	$(528)	$(1,137)	$(1,213)	$(960)	$(3,838)
Net income (loss) for the period	$(2,023)	$3,352	$358	$13,527	$15,214
Net income/(loss) per share	$(0.08)	$(0.09)	$0.01	$0.21	$0.06
Other financial information:
Total Assets					$370,086
Total long-term financial liabilities					$68,279
Total Shareholders Equity					$275,516

2003	March 31	June 30	Sept. 30	Dec.31	Dec. 31
Revenue	$7,822	$12,553	$11,890	$12,857	$45,122
Mine operating earnings*	$(78)	$758	$1,258	$81	$2,019
General & Administrative	$(401)	$(582)	$(565)	$(4,077)	$(5,625)
Exploration	$(496)	$(492)	$(600)	$(955)	$(2,543)
Net income (loss) for the period	$(1,573)	$(1,156)	$(1,225)	$(2,840)	$(6,794)
Net income/(loss) per share	$(0.03)	$(0.02)	$(0.10)	$(0.05)	$(0.20)
Other financial information:
Total Assets					$279,883
Total long-term financial liabilities					$73,137
Total Shareholders Equity					$184,098

Notes
*Mine operating earnings/(loss) is equal to revenue less operating expenses less depreciation and amortization
The Company did not declare or pay any dividends during the periods under review.

Revenue recognition from quarter to quarter can vary significantly, depending on the timing of shipments of our concentrates, which is primarily produced at all our Peruvian mines.  Shipping delays were the main reason behind the uneven revenue between the first and second quarters in both 2003 and 2004, and between the first and second half of 2005.

 The acquisition of Morococha is the primary reason why revenue increased in the second half of 2004.

For the fourth quarter of 2005, the Company recorded a net loss after tax of $29.5 million, primarily as a result of the $29.7 million non-cash write down of the La Colorada mine, partially offset by the $2.0 million gain recorded relating the amount receivable under the terms of the sale of our interest in Dukat.  The Company generated mine operating earnings of $8.7 million in the fourth quarter of 2005, a 75 per cent increase from the mine operating earnings generated in the third quarter of 2005 and significantly higher than the $3.4 million of mine operating earnings generated in the fourth quarter of 2004.  Cash costs per ounce averaged $4.48 (a non-GAAP measure) in the fourth quarter of 2005, which was 3% lower than the costs per ounce recorded in the comparable period of 2004.  Pan American produced 3,242,771 ounces of silver in the fourth quarter of 2005, which was a new quarterly record.

The net income after tax for 2004 was $15.2 million, compared to the net loss for 2003 of $6.8 million.  Included in the net loss for 2003 was $2.9 million related to recognition of stock option compensation expenses, of which $2.1 million was for stock options granted in 2003, relating to 2002 performance.  The operating results improved considerably in 2004 as compared to 2003 as a result of the improving price environment for metals that the Company produces and continued cost reductions, particularly at the Quiruvilca mine.

In 2004, revenue was more than double that in 2003 as a result of an increase in the average price for all of the metals that the Company produces, coupled with a 29 per cent increase in silver production.  Operating costs were $29.4 million more in 2004 than 2003 primarily due to the acquisition of Morococha and La Colorada achieving commercial production on January 1, 2004.  Depreciation and amortization expense increased for the same reasons and also increased as a direct result of the Company’s adoption of CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations”, which required the Company to write up its asset values by $8.2 million as at December 31, 2003.  The amortization of these higher asset values on a unit of production basis has resulted in an increased depreciation charges.  General and administrative costs were $ 0.6 million higher in 2004 compared to 2003 due to the costs associated with recruitment of several new senior staff, increases in legal expenses relating to the early conversion offer to the Debenture holders and the strengthening of the Canadian dollar against the US dollar.

Operating Performance

In 2005, the Company achieved a 12 per cent increase in silver production, together with 10 per cent and 15 per cent increases in the production of zinc and copper, respectively, while lead production decreased by 8 per cent.  Increased silver, zinc and copper production were primarily achieved through the acquisition of the Morococha mine and an improvement in the operating performance at La Colorada.

The following table sets out select historic and 2006 forecast consolidated operating information. The Company’s 2006 budget and the resultant forecast numbers contained in this MD&A were based on the following price assumptions: silver: $7.25 per ounce, zinc: $1,500 per tonne ($0.68 per lb), lead: $850 per tonne ($0.39 per lb), copper: $3,700 per tonne ($1.68 per lb) and gold: $475 per ounce.

2006 Forecast		2005	2004	2003
Production
Silver ounces	14,137,743	12,529,417	11,182,030	8,641,914
Zinc tonnes	43,510	37,421	34,086	31,797
Lead tonnes	17,279	15,410	16,694	18,990
Copper tonnes	3,937	3,931	3,426	3,143
Costs
Cash cost per ounce	$4.43	$4.38	$4.17	$4.21
Non-cash cost per ounce	$1.49	$1.34	$1.14	$0.52
Total Cost per ounce	$5.92	$5.72	$5.30	$4.73

Silver and base metal production in 2005 fell short of Management’s expectations of 13.6 million ounces due primarily to the delay in production from San Vicente, the operating performance of the Huaron mine and the reduction in demand at the Pyrite Stockpiles.  The Company had expected to produce approximately 735,000 ounces from San Vicente in 2005 at a total cost of under $2.50 per ounce.  However due to the protracted negotiations with Comibol, the Bolivian state owned mining company and EMUSA, a Bolivian mining company , Pan American only recommenced processing ore on a toll basis at a nearby facility in mid-October, producing only 81,000 ounces at San Vicente and making it impossible for the Company to meet its production target in 2005.  At Huaron, production of silver and particularly base metals fell short of Management’s expectations due to historically low metal grades and recoveries, which are expected to improve in 2006.  Silver production at the Pyrite Stockpile operation was negatively impacted by the reduced demand from the purchaser, Doe Run Peru, during 2005.  Since demand for this material is not controlled by Management, production from the Pyrite Stockpile is difficult to forecast.

Consolidated cash costs per ounce in 2005 of $4.38 were higher than Management’s forecast by approximately $0.25 per ounce.  Stronger local currencies, higher Peruvian workers’ profit participation and the effects of industry-wide escalations in energy, freight and labor costs all contributed to higher cash and total cost per ounce over the previous year. Huaron’s higher than expected costs per ounce together with less than expected production from the low-cost San Vicente and Pyrite Stockpile operations contributed to the increase in our average consolidated cash and total costs per ounce in 2005.  Partially off-setting these higher than expected operating costs were higher than expected by-product credits from base metal revenues due to a better than expected price environment in 2005.

Consolidated production in 2006 is forecast at 14.1 million ounces of silver, a 13 per cent increase as compared to 2005.  The planned increase is primarily due to restarting sulphide production at La Colorada and commencing production at Alamo Dorado.

Base metal production is also expected to increase in 2006 over 2005’s production.  Zinc production is budgeted to increase by 16% in 2006 due to increased zinc grades and recoveries at Huaron and Quiruvilca and increased production at San Vicente.  Higher lead production from both Huaron and Quiruvilca combined with the restart of the sulphide mine at La Colorada are expected to result in an 12% increase in overall lead production.  Copper production is expected to be similar to the copper production in 2005.

Consolidated cash costs per ounce of silver, net of by-product credits, are forecast to remain similar to 2005’s cash costs of $4.43 per ounce as cost reductions at Huaron are likely to be offset by increases in costs at Quiruvilca and Morococha.

An analysis of each mine’s operating performance in 2005 measured against historical performance follows, together with Management’s forecasts for each operation’s performance in 2006.

Morococha mine

Pan American acquired an 81 per cent interest in the Morococha mine with effect from July 1, 2004 and has subsequently purchased an additional 7 per cent interest.  Morococha was immediately accretive to production, cash flow and earnings and was Pan American’s most profitable mine in 2005.  Morococha generated $2.2 million and $10.4 million of mine operating earnings in the second half of 2004 and in 2005, respectively.  Mining and milling rates increased by 10 per cent in 2005, resulting in a corresponding increase in silver production rates, relative to 2004.  Zinc and lead production rates increased by one-third due to the increased mining and milling rates coupled with increases in base metal grades and recoveries.

The following table sets out the production and cost data for the second half of 2004, full year of 2005, together with Management’s forecasts for 2006:

2006 Forecast		2005	2H 2004
Tonnes Milled	530,194	467,521	212,172

Silver ounces	2,853,365	2,736,393	1,259,451
Zinc tonnes	17,263	15,689	5,902
Lead tonnes	5,490	5,875	2,186
Copper tonnes	1,065	925	538
Tonnes Shipped
Zinc concentrate	34,248	34,404	13,613
Lead concentrate	11,118	11,369	4,416
Copper concentrate	4,615	3,994	2,399

Cash cost per ounce	$2.86	$2.61	$4.47
Non-cash cost per ounce	$1.67	$1.74	$1.69
Total Cost per ounce	$4.53	$4.36	$6.16

Morococha exceeded Management’s forecasts of tonnage, grades and recoveries in 2005, resulting in significantly higher than expected production of silver, lead and especially zinc.  The investments in mine infrastructure and development generated better than expected results and allowed milling rates to increase 6 per cent more than expected.  Morococha’s cash cost per ounce in 2005 was expected to be $3.46, however better than expected operating performance and higher than expected by-product credits resulted in an actual cash cost of $2.61 per ounce.

Tonnes milled at Morococha in 2006 are expected to increase by 14% over 2005 tonnage, enabling the mine to reduce the production costs per tonne over 2005 costs by 4%. The higher tonnage milled combined with better zinc and lead recoveries, offset by lower expected head grades, is expected to result in higher silver, zinc and copper production, but lower lead production than 2005.  We anticipate a 12% increase in cash costs per ounce due to lower silver and zinc grades and increases in operating costs for labor and electricity.

The primary objectives at Morococha in 2006 are to increase proven and probable reserves by continuing the extensive exploration drilling program that was commenced shortly after the mine was purchased in 2004. In addition, the Company intends to continue its program of extensive investment at Morococha in order to improve efficiencies, increase mining and milling rates, improve safety systems and prepare for long term expansion.  Capital expenditures at Morococha in 2006 are expected to total $16.7 million.

Huaron mine

The Company’s largest silver producing mine in 2005, Huaron produced 10 per cent fewer ounces of silver and 26 per cent less base metals compared to 2004 as a result of lower ore grades and base metal recoveries.  However, the mine still generated mine operating earnings of $4.8 million in 2005.

The following table sets out Management’s forecasts for Huaron in 2006 and historical production and cost data.

2006 Forecast		2005	2004	2003
Tonnes Milled	639,881	639,849	635,845	605,790

Silver ounces	3,692,510	3,690,786	4,080,737	4,365,061
Zinc tonnes	12,908	11,701	15,041	18,855
Lead tonnes	8,012	6,774	10,569	14,246
Copper tonnes	1,641	1,689	1,754	1,332
Tonnes Shipped
Zinc concentrate	25,121	23,110	34,314	34,819
Lead concentrate	17,361	16,162	20,253	27,602
Copper concentrate	6,710	7,470	7,030	5,687

Cash cost per ounce	$4.70	$5.12	$3.79	$4.09
Non-cash cost per ounce	$1.22	$1.21	$1.26	$0.77
Total Cost per ounce	$5.92	$6.34	$5.05	$4.85

Production of silver and particularly base metals in 2005 fell short of Management’s forecasts due to lower than expected metal grades and recoveries and lower than planned tonnes milled.  Huaron had forecast production of 4.2 million ounces of silver, 17,033 tonnes of zinc, 9,392 tonnes of lead and 2,051 tonnes of copper in 2005.  As a consequence of lower silver production and by-product credits, actual cash costs in 2005 were higher than forecasted by 21 per cent at $5.12 per ounce.

In 2006, Huaron plans to mine and process at approximately the same rate as in 2005.  Management expects silver production to be similar to that achieved in 2005, but expects higher zinc and lead production as a result of improvements in grades and recoveries.  Metallurgical control at Huaron will continue to be the key challenge in 2006.  Operating costs are expected to increase by 3% in 2006 as compared to 2005, however, cash costs per ounce are expected to decrease over the 2005 forecast due mainly to larger base metal by-product credits resulting from higher base metal production and prices.

Approximately $7.6 million of capital spending is expected at Huaron in 2006 as the mine starts the investment necessary to access reserves below the 250 level, which will be the most important mining area in years to come.

Quiruvilca mine

In August of 2003, Quiruvilca closed the high-cost North Zone and reduced monthly tonnage processed from approximately 45,000 tonnes to approximately 30,000 tonnes.

Since then, the mine has processed higher-grade ore and decreased its operating costs to the point where it generated $6.1 million and $9.5 million in mine operating earnings in 2005 and 2004, respectively.  Quiruvilca produced less silver, zinc and lead in 2005 compared to 2004, due to the fact that it milled 5 per cent less tonnage and ore grades were slightly lower.

The following table sets out Management’s forecasts for Quiruvilca in 2006 and historical production and cost data.

2006 Forecast		2005	2004	2003
Tonnes Milled	362,842	362,192	381,237	442,093

Silver ounces	2,030,942	2,234,565	2,530,869	2,493,908
Zinc tonnes	11,042	9,697	11,709	12,509
Lead tonnes	3,157	2,761	3,803	4,361
Copper tonnes	1,189	1,307	1,081	1,811
Tonnes Shipped
Zinc concentrate	198,717	17,921	19,657	27,481
Lead concentrate	5,846	3,226	11,048	6,425
Copper concentrate	6,247	6,681	6,268	7,938

Cash cost per ounce	$4.30	$4.11	$3.75	$5.23
Non-cash cost per ounce	$0.62	$0.56	$0.28	$0.19
Total Cost per ounce	$4.92	$4.67	$4.03	$5.42

Production of all metals at Quiruvilca fell slightly short of Management’s forecasts in 2005 primarily because tonnes milled were lower than expected due to the delay in the installation of a conveyor system to transport both ore and waste from the key 340 level of the mine.  Silver production in 2005 was forecast to be 2.3 million, however actual production fell 4 per cent below the forecast.  Despite lower than forecast silver production in 2005, actual cash cost per ounce were $4.11 per ounce compared to forecast cash costs of $4.26 per ounce due to better than expected by-product credits.

Cash costs per ounce are projected to increase by 8% at Quiruvilca due to lower silver production as a result of lower grades and higher operating costs of labor and electricity.  Higher expected costs should be offset somewhat by the higher base metal by-product credits expected from increased base metal production and prices compared with 2005.

A total of $1.5 million capital is planned for 2006, primarily to develop the mine down to the 400 level. An additional $1.4 million is also planned for reclamation expenditures at Quiruvilca.

Pyrite Stockpiles

Pan American acquired the right to mine and sell certain stockpiled ore from Volcan in November 2002.  Following is a table showing historic and forecast production and cost information.

2006 Forecast		2005	2004	2003
Tonnes Sold	56,520	61,499	79,451	62,255
Silver ounces	648,737	692,381	961,869	790,803

Cash cost per ounce	$1.78	$1.82	$0.19	$0.07
Non-cash cost per ounce	$0.00	$0.00	$0.00	$0.00
Total Cost per ounce	$1.78	$1.82	$0.19	$0.07

In 2005, demand for the stockpiled ore from the only buyer of this material, Doe Run Peru, decreased by 23 per cent compared to the tonnage purchased in 2004.  Our agreement with Volcan entitles them to a one-third interest in net operating cash flow from the Pyrite operation, beginning in December 2004, which was the reason for the increased cash cost per ounce in 2005.  As a direct result of Volcan’s interest, the higher the price of silver, the higher the cash cost per ounce at the Pyrite operation. Since the average silver price in 2005 exceeded Management’s expectations, the actual cost per ounce of $1.82 exceeded Management’s forecast of $1.44 per ounce.

In 2006, Management expects that 56,500 tonnes of ore will be sold to Doe Run Peru, with cash costs per ounce remaining similar to those incurred in 2005.

San Vicente mine

Pan American has been developing the San Vicente mine in Bolivia under agreements with Comibol and EMUSA since December 2001.  Based on the expenditures made by EMUSA during the small scale mining operations and feasibility work, EMUSA has earned a 45 per cent interest in the mine, with Pan American retaining the other 55 per cent.

The following table sets out Management’s forecasts for San Vicente in 2006 assuming that agreements are reached with EMUSA and COMIBOL to allow the operation to continue small-scale mining beyond March 2006, together with production and cost data for 2005.  In 2004, the mine was operated by EMUSA and the Company accounted for its interest in San Vicente as an investment for that period.

2006 Forecast		2005	2004
Tonnes Milled	36,112	10,109	27,017
Silver ounces	278,698	80,991	313,029
Zinc tonnes	1,554	334	1,312
Copper tonnes	39	10	53

Cash cost per ounce	$3.50	$1.24	$
Non-cash cost per ounce	$0.33	$0.00	$
Total Cost per ounce	$3.83	$1.24	$

San Vicente contributed 80,991 ounces of silver to Pan American’s account during 2005, well below the 313,029 ounces contributed in 2004, and below Management’s expectation of 735,441 ounces for 2005.  Mining activities at San Vicente only restarted in early July as

a result of delays in the negotiations with Comibol and EMUSA.   The Company stockpiled ore at San Vicente until toll milling began in October at a nearby facility.  Cash costs per ounce of $1.24 in the fourth quarter were well below Management’s forecast of $2.05 per ounce due to larger than expected by-product credits.

In 2006, Pan American expects to continue a small-scale operation, which will utilize a mill owned by EMUSA while the Company completes an evaluation of the potential to build a 600 tonne per day plant located on the San Vicente mine site.

La Colorada mine

The La Colorada mine commenced commercial production for accounting purposes on January 1, 2004, after completing a $20 million expansion.  La Colorada’s performance has been below feasibility estimates due to a combination of events: difficult ground conditions which have slowed both development and mining, increased dewatering requirements and areas of high clay refractory ore which have negatively impacted recoveries and mill throughput.  A revised mining and processing plan was developed and implemented in the second half of 2004 to address these issues.  The primary component of the new plan was to switch to a more selective narrow vein mining method, which decreased tonnes of ore mined but substantially increased ore grades.  While the revised mine plan has improved the safety record and operating performance of La Colorada, the mine continued to generate mine operating losses of $2.5 million and $1.3 million in 2004 and 2005, respectively.

The following table sets out Management’s forecasts for La Colorada in 2006 and historical production and cost data for 2005 and 2004.  Prior to 2004, all revenue and expense items were capitalized and added to the carrying value

2006 Forecast		2005	2004	2003
Tonnes Milled	284,000	211,854	171,155	99,115
Silver ounces	4,050,544	3,094,301	2,036,075	992,142
Zinc tonnes	588	0	122	433
Copper tonnes	621	0	136	383

Cash cost per ounce	$5.44	$5.63	$6.26
Non-cash cost per ounce	$1.95	$1.90	$1.91
Total Cost per ounce	$7.39	$7.52	$8.17

In 2005, although La Colorada processed slightly fewer tonnes than Management had forecasted, silver grades exceeded expectations, resulting in silver production of 3.1 million ounces, which was 8 per cent higher than forecast.  Actual cash costs of $5.63 per ounce were within 2 per cent of Management’s forecast.

In 2006, Management anticipates restarting the sulphide mine and plant at La Colorada, resulting in an expected increase in silver production of nearly 1 million ounces.  The sulphide plant is expected to process 250-tonnes per day after April 2006.

Cash costs per ounce in 2006 are expected to decline slightly over 2005’s costs as a result of processing more tonnage with higher silver grades, however combined oxide and sulphide plant silver recoveries are expected to decline and the cost of mining in recently dewatered zones is expected to increase.

Capital expenditures at La Colorada in 2006 are expected to be $3.2 million, comprised mostly of expenditures related to restarting the sulphide mine and plant, which Management expects to have an 18-month payback period.

Cash and Total Costs per Ounce of Silver (Non-GAAP Measures)

Taking effect from the first quarter of 2005, the Company changed its method for calculating cash and total costs per ounce of silver.  In the past, these calculations were based on produced ounces, as set out on page 11 of the Consolidated Financial Statements for the year ended December 31, 2004.  The Company now calculates its cash and total costs per ounce on the more widely-used methodology based on the silver ounces for which the Company is paid.  Throughout this MD&A, costs per ounce for 2004 and 2003 have been recalculated on the same basis to ensure that the comparables are consistent with this new method.

The non-GAAP measures of cash and total cost per ounce of silver are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the silver mining industry as benchmarks for performance, but do not have standardized meaning.  To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our audited Consolidated Statement of Operations for 2005, 2004 and 2003.

Cash and Total Cost per Ounce Reconciliation
(in thousands of US dollars)		2005	2004	2003
Cost of Sales		$87,648	$69,162	$39,778
Add / (Subtract)
Smelting, refining, & transportation charges		37,736	26,948	24,771
By-product credits		(78,025)	(54,911)	(39,179)
Mining royalties & worker’s participation		372	(514)	0
Change in inventories		1,975	(553)	1,516
Other		1,395	1,696	1,454
Minority interest adjustment		(1,018)	(1,091)	0
Cash Operating Costs	A	50,082	40,737	28,341
Add / (Subtract)
Depreciation & amortization		13,095	10,869	3,325
Asset retirement & reclamation		2,329	1,315	303
Change in inventories		943	(56)	0
Other		(360)	(612)	(150)
Minority interest adjustment		(632)	(386)	0
Total Costs	B	65,458	51,867	31,819

Payable Silver Production (oz.)	C	11,435,604	9,780,675	6,732,244

Cash Costs per ounce	(A*$1000)/C	$4.38	$4.17	$4.21
Total Costs per ounce	(B*$1000)/C	$5.72	$5.30	$4.73

Liquidity and Capital Resources

Cash and cash equivalents plus short-term investments balance at December 31, 2005 was $55.3 million, which was a decrease of $42.8 million from the balance at December 31, 2004.  The decrease in  funds, together with cash generated by operating activities of $10.8 million and financing activities of $5.7 million were used for resource property expenditures totaling $44.2 million and for investments in mineral property, plant and equipment totaling $15.4 million.

Cash flow provided by operations in 2005 was $10.8 million, which was significantly higher than the $ 3.1 million generated by operations in 2004 (changes in working capital items absorbed $3.4 million in 2005 compared to $9.8 million in 2004).

Financing activities in 2005 included the issuance of shares for cash of $6.4 million and a net repayment of short term concentrate advances of $0.7 million.  Financing activities in 2004 included the issuance of shares for net proceeds of $62.4 million, the prepayment of bank loans of $13.0 million, prepaid interest on the Debentures of $11.2 million pursuant to the terms of the early conversion offer, and Debenture interest payments of $2.4 million.

Investing activities in 2005 consisted of construction expenditures at Alamo Dorado of $35.5 million, and property plant and equipment expenditures at Morococha, La Colorada, Huaron and Quiruvilca of $8.4 million, $5.5 million, $4.5 million and $2.3 million, respectively.  The Company also invested $1.7 million into equipment at both Manantial Espejo and at San Vicente.  Included in investing activities in 2005 was the liquidation of $44.1 million of the Company’s short-term bond portfolio and other investments.  Investing activities in 2004 included investments in mineral property, plant and equipment, including the purchase of Morococha of $53.3 million plus the proceeds from the sale of our interest in Dukat and surplus land at Quiruvilca of $23.7 million and the sale of short-term investments of $5.1 million.

Working capital at December 31, 2005 was $74.8 million, a reduction of $35.2 million from the prior year-end’s working capital of $110 million.  The reduction in working capital was due to the $42.8 million decrease in cash and cash equivalents plus short-term investments and an increase in current liabilities of $1.1 million, partially off-set by increases in accounts receivables, inventories, prepaids and derivative assets totaling $8.7 million.

Working capital at December 31, 2004 was $110 million, an increase of $28 million from the end of 2003.  The improvement was due largely to the $18.2 million increase in accounts receivable, the $9.0 million increase in cash plus short-term investments, a $4.1 million increase in inventories and a net $1.1 million reduction in current liabilities.

During the third quarter of 2005, the Company issued 255,781 warrants to the International Finance Corporation (“IFC”) in exchange for the termination of past and future obligations relating to production from the La Colorada mine.  Each warrant issued entitles the IFC to purchase one common share of Pan American at a price of US$ 16.91 over a five-year period. These warrants were negotiated with the IFC during the second quarter of 2005 and issued as settlement of the Company’s obligation to the IFC with a fair value of $2.1 million

Capital resources at December 31, 2005 amounted to shareholders’ equity of $257.3 million.  At the date of this MD&A, the Company had issued 67,687,211 shares.

Pan American plans capital expenditures in 2006 of up to $120 million, including $43.2 million for the completion of Alamo Dorado and $46.9 million of construction expenditures at Manantial Espejo.  In addition to these project construction expenditures, the Company plans to spend $16.6 million on development and upgrades to infrastructure at the Morococha mine while rehabilitation work and capital to deepen the mine at Huaron is expected to amount to $7.6 million.  Assuming a positive decision to build a mill at San Vicente in the first quarter of 2006, capital requirements for that mine are anticipated to be $7 million in 2006.  Capital requirements at La Colorada and Quiruvilca are expected to be approximately $3.1 million, and $1.5 million, respectively.  In addition to these capital expenditures, the Company anticipates reducing reclamation liabilities through concurrent reclamation spending at Quiruvilca of $1.4 million and at Morococha of $0.9 million.  Non-cash working capital balances are expected to increase by $3 million from the levels as of the end of 2005 due to the start-up of operations at Alamo Dorado.

Based on the Company’s financial position at December 31, 2005 and the $19.5 million of operating cash flows that are expected in 2006, the Company’s liquid assets are sufficient to discharge liabilities as they come due, however only partially sufficient to fund planned project development and sustaining capital expenditures in 2006.  As of the date of this MD&A, the Company is reviewing financing alternatives for the planned capital expenditures described above.

The Company does not expect the impact of inflation to have a material effect on the Company’s financial position, operational performance or cash flows over the next twelve months.

Other than as disclosed elsewhere in the audited consolidated financial statements for 2005 and 2004, and the related notes thereto, the Company’s only contractual obligation at the end of 2005 was $0.7 million remaining for the Debentures, which are due in 2009.  The Company does not anticipate annual interest payments related to the Debentures to be material over the next four years.  The Company does not have any off-balance sheet arrangements or commitments other than those disclosed in this MD&A and the audited consolidated financial statements and the related notes.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.  Management has identified (i) property, plant and equipment, (ii) provision for reclamation and closure, (iii) future income tax provision (iv) stock based compensation and (v) accounting for derivative instruments as the main estimates for the following discussion. Please refer to Note 2 of the Company’s consolidated financial statements for a description of all of the significant accounting policies.

Property, plant and equipment are the most significant assets of the Company, representing $260.1 million at December 31, 2005.  This amount represents the capitalized expenditures related to the acquisition, exploration and development of mineral deposits.  Construction costs on development projects are capitalized until the mine is substantially complete and ready for production.  The Company estimates its reserves and resources and the economic life of its mines and utilizes this information to calculate depletion and amortization expense.  Annually, or more frequently as circumstances require, Pan American assesses the recoverability of the carrying values of its mining properties and investments by performing impairment evaluations.  These evaluations consist of comparing each asset’s carrying value with the estimated undiscounted future net cash flows.  Where those cash flows are less than the carrying value, the Company records a write-down of the asset to the estimated fair value.  In 2005, the Company wrote-down the asset carrying value of the La Colorada mine by $29.7 million to $23.3 million.  Each mine’s impairment analyses were performed using the average silver fixing price of 2005, which was $7.31 per ounce as the long-term silver price assumption.  Other estimates incorporated in the impairment evaluations include processing and mining costs, mining tonnage, ore grades and recoveries, which are all subject to uncertainty.  If silver prices fall below $7.31 per ounce or some of the other assumptions prove inaccurate, additional material asset impairment charges may be required in the future.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates.   The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred.  A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.  Accordingly, at December 31, 2005 the expected fair value of future site restoration costs for the La Colorada, Morococha, Huaron and Quiruvilca mines was estimated using a discount rate of 7.5 per cent at $ 39.4 million (2004 - $32.0 million).  This estimate was increased in 2005 as a result of accretion of the liability of $2.3 million, the recognition of a $0.7 million liability at Alamo Dorado and revisions to the expected site restoration costs at the Quiruvilca and La Colorada mines of $3.2 million and $1.1 million, respectively.  The reclamation provision was reduced in 2005 by $1.3 million of closure expenditures.  In future periods, assuming no change in estimates, operations will be charged with annual amortization of future site restoration costs of about $2.5 million and the annual accretion of the liability for future site restoration costs of about $2.2 million.

The future income tax provision is based on the liability method.  Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.  The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2003 fiscal year, Pan American adopted CICA Handbook Section 3870 – Stock-Based Compensation and Other Stock-Based Payments, which requires the fair value method of accounting for stock options.  Under this method, Pan American is required to recognize a charge to the income statement based on an option-pricing model for all stock options that were granted and vested in each period, with a corresponding credit to Contributed Surplus under the Shareholders’ Equity section of the balance sheet.  In 2005, the fair value of the stock options granted was calculated using an option-pricing model based on the following assumptions – no dividends were paid, a weighted average volatility of the Company’s share price of 46 per cent, a weighted average annual risk free rate of 3.45 per cent and an expected life of 2.7 years.  The resulting weighted average option valuation was $5.39 per share for a total expense related to stock options in 2005 of $1.5 million (2004 - $2.2 million, 2003 - $2.9 million).  The charge to the Company’s income statement is incorporated as part of the general and administrative expenses.

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13, Hedging Relationships ("AcG-13").  AcG-13 specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc),its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005 and its audited consolidated financial statements for the year ended December 31, 2004.  Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled. For further discussion on the impact of this change in accounting treatment, please refer to Note 3 of the audited consolidated financial statements.

Risks and Uncertainties

Metal Price and Currency Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper and gold. The following pie graph’s reflect the respective contribution to Pan American’s consolidated revenue from the various metals it produces and by operation, according to the 2006 budget.

                       Revenue by Metal:

     Revenue by Operation:

The Company’s revenues are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control.  The following table illustrates the effect of changes in silver and zinc prices on anticipated adjusted revenue for 2006, after taking into account the Company’s forward sales commitments for zinc:

	Zinc prices
		$1,500	$1,750	$2,000	$2,250
	$7.00	$142,777	$145,226	$147,674	$150,123
Silver	$7.50	$149,414	$151,862	$154,310	$156,759
prices	$8.00	$156,050	$158,498	$160,946	$163,395
	$8.50	$162,686	$165,134	$167,538	$170,031
	$9.00	$169,322	$171,770	$174,219	$176,667
	$9.50	$175,958	$178,406	$180,855	$183,303

Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our policy is not to hedge the price of silver.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts.  At December 31, 2005, the Company had sold forward 13,400 tonnes of zinc at a weighted average price of $1,551 per tonne ($0. 704 per pound).  These forward sales commitments for zinc represent approximately 37 per cent of the Company’s forecast 2006 payable zinc production.  At December 31, 2005 the cash offered prices for zinc was $1,907 per tonne and the mark-to-market value of the Company’s zinc forward contracts at that date was a negative $4.3 million and at the date of this MD&A was a negative $7.2 million.

Pan American reports its financial statements in US dollars (“USD”); however the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations as reported in USD are subject to changes in the value of the USD relative to local currencies.  Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  In order to mitigate this exposure presented by the construction expenditures at Alamo Dorado in Mexican pesos (“MXN”), the Company has purchased MXN 203 million settling between January 2006 and June 2006 to match anticipated spending at an average MXN/USD exchange rate of 11.26.  At December 31, 2005, the spot exchange rate for MXN/USD was 10.65 and the positive mark to market value of the Company’s position was $0.9 million.  At the date of this MD&A the mark-to-market was positive $1.1 million.

The Company maintains trading facilities with several banks for the purposes of transacting the Company’s hedging activities. None of these facilities are subject to margin arrangements.

The Company has long-term contracts to sell the zinc, lead and copper concentrates produced by the Quiruvilca, Huaron, Morococha and San Vicente mines.  These contracts include provisions for pricing the contained metals, including silver, based on average spot prices over defined 30-day periods that may differ from the month in which the concentrate was produced.  Under these circumstances, the Company locks in the spot price of silver during the month that the silver-bearing concentrates are produced.  At December 31, 2005 the Company had fixed the price of 900,000 ounces of its fourth quarter’s silver production contained in concentrates, which is due to be priced in January and February of 2006 under the Company’s concentrate contracts.  The price fixed for these ounces averaged $8.31 per ounce while the spot price of silver was $8.83 per ounce on December 31, 2005.

Silver doré production from La Colorada is refined under long term agreements with fixed refining terms.  The refined silver is sold in the spot market to various bullion trading banks.  The Company has never had any delivery or payment disputes with its customers and management believes that there is no appreciable delivery or credit risk resulting from its sales contracts.

Political and Country Risk

As shown by the Revenue by Operation pie graph above, Pan American conducts operations in Peru, Mexico and Bolivia and also has a development property in Argentina.  All of these jurisdictions are potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control.  These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations.  The Company currently has no political risk insurance coverage against these risks.

Environmental Risks

Pan American’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Pan American is required to obtain governmental permits and in some instances provide bonding requirements under federal, state or provincial air, water quality and mine reclamation rules and permits. Although Pan American makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs.

Failure to comply with applicable environmental health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Pan American has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Pan American’s business, results of operations or financial condition.

Employee relations

Pan American’s business depends on good relations with its employees. Certain of the Company’s employees and the employees mining contractors indirectly employed by the Company, are represented by unions. At December 31, 2005, there were 239 employees represented by the Sindicato de Trabajadores de Pan American Silver S.A.C. – Mina Quiruvilca (the “Quiruvilca Union”) and 65 employees represented by the Sindicato de Trabajadores de Shorey y Anexos (the “Shorey Union”).  There are also 15 employees at the Huaron mine who are members of a union committee who have rights pursuant to an agreement dated January 1, 2003.  The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future work stoppages.

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities, many of them relating to ex-employees.  Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to Pan American.  The Company has established provisions for matters that are probable and can be reasonably estimated.  The liabilities that ultimately may result from these matters do not exceed $5 million in aggregate.

Outlook

During 2006, the Company plans to continue on the growth trend it has established by commissioning Alamo Dorado into production, by commencing with the construction of Manantial Espejo and by completing a feasibility study for the expansion of operations at San Vicente. In addition to these properties, Management believes there is significant exploration potential at its existing Peruvian operations, especially at Morococha.

Development Projects

The Alamo Dorado project remains on schedule and on budget through over 90 per cent of engineering and nearly 40 per cent completion of construction.  Up to the end of 2005 project expenditures totaled $35.5 million.  Total commitments made to date are $48.4 million.

Plant site civil work and concrete pouring is underway at Alamo Dorado in the four main plant areas:  primary crusher, coarse ore stockpile, the mill bench, and the leach tank areas.   The laboratory has been completed and commissioned and construction of the office proceeds satisfactory.  A total of 750,000 tonnes of ore and waste rock were mined from the pit area during 2005.  The mine continues to safely ramp-up to the 10,000 tonnes per day mining rate as access improves.  The mine is expected to move a total of 3.6 million tonnes during 2006, of which 0.6 million tonnes will be ore grade. After startup and commissioning in September, the plant is expected to steadily increase to 100 per cent of the design capacity of 4,000-tonnes per day by the end of 2006.  The plant is expected to process relatively low grade ore from stockpiles, contributing silver production of 555,000 ounces in 2006.

The feasibility study has been completed on the 50 per cent owned Manantial Espejo silver/gold joint venture.  Pan American, as project operator, has received comments on its Environmental Impact Study from the Argentine government and there appear to be no significant impediments to receiving a mine development permit. Pan American expects to be able to announce the results of the feasibility study shortly after it submits its response to government in March. On a 100% basis, Manantial Espejo is expected to produce an average of 4.2 million ounces of silver and more than 60,000 ounces of gold annually over an 8-year mine life starting January 1, 2008.

Metal markets

Prices for the metals that the Company produces have been robust for the last two years, after several years of prolonged weakness.  Factors contributing to the recovery in metal prices include demand resulting from the strong industrial growth in China, weakness in the US dollar and supply concerns due to under-investment in new production capacity.  The Company anticipates that these factors will continue to support prices during 2006 and that the long-term fundamentals for metal prices are positive.

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